

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2021

David Vélez Osorno
Chief Executive Officer
Nu Holdings Ltd.
Campbells Corporate Services Limited, Floor 4
Willow House, Cricket Square, KY1-9010
Grand Cayman, Cayman Islands

> **Re: Nu Holdings Ltd.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted October 8, 2021**
> **CIK No. 0001691493**

Dear Mr. Osorno:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Dilution, page 97

1. You disclose that the number of shares outstanding at June 30, 2021 is 4,229,582,112 after giving effect to the share split which does not agree to the number of share outstanding on page F-53. Please revise your registration statement to ensure all share disclosures reflect recent stock splits and reconcile within. Refer to SAB Topic 4(C) - Change in Capital Structure.

David Vélez Osorno
Nu Holdings Ltd.
October 26, 2021
Page 2

<u>Certain Relationships and Related Party Transactions</u>
<u>Equity Financings, page 263</u>

2.   We note that the number of preferred shares you disclose that you have issued related to your Series E, E-1, F, F-1, F-2, G and G-1 do not agree to the preferred share detail in the consolidated financial statement footnotes on pages F-53 and F-139. We also note these same differences in Item 7. Recent Sales of Unregistered Securities on pages II-2 and II-3. Please revise your registration statement to ensure all share disclosures reflect recent stock splits and reconcile within. Refer to SAB Topic 4(C) - Change in Capital Structure.

         You may contact Michelle Miller at (202) 551-3368 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie at (202) 551-3469 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance

cc: Byron B. Rooney, Esq.